Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone 215-564-8000 Fax 215-564-8120 www.stradley.com

Mark A. Sheehan, Esq.
(215) 564-8027
msheehan@stradley.com

May 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Raymond Be, Esq. Senior Counsel

Re:	Global X Funds File No. 333-151713, 811-22209

Dear Mr. Be:

On behalf of Global X Funds (the “Registrant” or the “Trust”), and its series, the Global X Emerging Markets Bond ETF (the “Fund”), included in Post-Effective Amendment No. 592 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on April 22, 2020 with regard to the Amendment.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2020, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment.  The responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 13, 2020

PROSPECTUS

FEES AND EXPENSES

1.
Comment:  The Staff notes that the Fund may invest in exchange-traded funds (ETFs). If Acquired Fund Fees and Expenses (AFFE) from the Fund’s investments in ETFs will exceed 0.01 percent (one basis point), please revise the fee table to include a line item for AFFE.

Response: Although the Fund may invest in exchange-traded funds, the Registrant does not expect that AFFE will exceed one basis point.

PRINCIPAL INVESTMENT STRATEGIES

2.
Comment: With regard to the Fund’s principal investment strategies, please identify the countries in which the Fund will invest or explain more precisely the criteria the Fund uses to determine whether a country is an emerging market country.

Response: The Registrant has revised its principal investment strategy disclosure as follows:

The Fund seeks to provide exposure to debt securities across a broad range of emerging market countries. ~~Eligible countries include any country classified as being an emerging market by a major index provider or supranational entity (such as the World Bank or United Nations), as well as countries or markets with similar emerging characteristics).~~ Eligible countries include any country which is classified as an emerging market country for purposes of constructing a major emerging market sovereign bond index or emerging market corporate bond index.

3.	Comment: With regard to the sentence “The Fund’s concentration in any given country is capped,” please briefly disclose the Fund’s concentration limit for any given country.

Response: The Registrant has revised its principal investment strategy disclosure to note that the Fund’s concentration in any given country is capped at 20% of its net assets.

SUMMARY OF PRINCIPAL RISKS

4.
Comment: Please revise the sentence “The portfolio managers may dynamically adjust the top-down and bottom-up strategies of the Fund to better reflect market developments” so that the strategy is explained in plain English.

Response: The Registrant has revised its principal investment strategy disclosure as follows:

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 13, 2020

To achieve the Fund’s objective, the Fund’s portfolio managers will generally incorporate macro views consistent with the views of the Sub-Adviser’s Investment Committee, as well as fundamental research to evaluate the investment attractiveness to select countries and companies that are believed to offer superior risk-adjusted returns. The portfolio managers may also consider whether anticipated credit improvements or deteriorations in the credit fundamentals of an issuer are fully priced in the market, and may generally adjust their investment considerations based on any factors deemed relevant to the Sub-Adviser’s Investment Committee. ~~To achieve the Fund’s objective, the Fund’s portfolio managers will incorporate both top-down macro views consistent with the views of the Sub-Adviser’s Investment Committee and bottom-up fundamental research to evaluate the investment attractiveness of select countries and companies that are believed to offer superior risk-adjusted returns. The portfolio managers may dynamically adjust the top-down and bottom-up strategies of the Fund to better reflect market developments.~~ The Fund may also invest in securities classified either as investment grade or high yield (also known as “junk bonds”). Securities rated investment grade are generally considered to be of higher credit quality and associated with lower risk of default. The Fund may also invest in ETFs that provide exposure to emerging market bonds.

5.
Comment: The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return. Please note that after listing the most significant risks for the Fund, the remaining risks may be alphabetized. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response:  The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation, however, after consideration of the issues, the Registrant believes its approach is consistent with and sufficiently responsive to the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.

6.
Comment: Significant market events have occurred since the Amendment was filed, namely as a result of the COVID-19 pandemic. Given that this is an emerging markets fund that invests specifically in markets that may be destabilized as a consequence of the COVID-19 pandemic, please consider whether the Fund’s disclosures, including its risk disclosure, should be revised based on how these events are affecting debt markets. If the Registrant believes that no additional disclosure is warranted, please supplementally explain.

Response: The Registrant notes that it has updated its “Geographic Risk” and “Market Risk” disclosures in the prospectus and its “Recent Market Conditions” in the disclosure in the Statement of Additional information to reflect the effect of the COVID-19 pandemic on debt markets as follows:

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 13, 2020

SUMMARY OF PRINCIPAL RISKS

Geographic Risk: A natural, biological or other disaster could occur in a geographic region in which the Fund invests, which could affect the economy or particular business operations of companies in the specific geographic region, causing an adverse impact on the Fund’s investments in the affected region or in a region economically tied to the affected region. The securities in which the Fund invests and, consequently, the Fund are also subject to specific risks as a result of their business operations, including, but not limited to:

Market Risk: Turbulence in the financial markets and reduced liquidity may negatively affect issuers, which could have an adverse effect on the Fund. If the securities held by the Fund experience poor liquidity, the Fund may be unable to transact at advantageous times or prices, which may decrease the Fund’s returns. In addition, there is a risk that policy changes by the U.S. Government, Federal Reserve, or other government actors, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions, which could have a negative impact on the Fund. Furthermore, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issue, recessions, or other events could have a significant impact on the Fund and its investments and trading of its Shares. The Fund’s NAV could decline over short periods due to short-term market movements and over longer periods during market downturns.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

Geographic Risk: Geographic risk is the risk that the Fund’s assets may be concentrated in countries located in the same geographic region. This concentration will subject the Fund to risks associated with that particular region, or a region economically tied to that particular region, such as a natural, biological or other disaster. Outbreaks of contagious viruses and diseases may reduce business activity or disrupt market activity, and have the potential to exacerbate market risks in the countries and regions in which they occur. The securities in which the Fund invests and, consequently, the Fund are also subject to specific risks as a result of their business operations, including, but not limited to:

Market Risk: Market risk is the risk that the value of the securities in which the Fund invests may go up or down in response to the prospects of individual issuers and/or general economic conditions. Turbulence in the financial markets and reduced market liquidity may negatively affect issuers, which could have an adverse effect on the Fund. If the securities held by the Fund experience poor liquidity, the Fund may be unable to transact at advantageous times or prices, which may decrease the Fund’s returns. In addition, there is a risk that policy changes by the U.S. Government, Federal Reserve, or other government actors, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions,

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 13, 2020

which could have a negative impact on the Fund. Furthermore, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issue, recessions, or other events could have a significant impact on the Fund and its investments and trading of its Shares. The Fund’s NAV could decline over short periods due to short-term market movements and over longer periods during market downturns.

STATEMENT OF ADDITIONAL INFORMATION – INVESTMENT OBJECTIVE, STRATEGIES AND RISK

RECENT MARKET CONDITIONS. Although the Fund seeks to achieve its investment objective, the performance of the Fund is subject to general market conditions.

Heading into Q4 2018, market participants largely expected a hawkish Federal Reserve to continue its rising rate cycle. However, prompted by sluggish growth and amidst contemporaneous urging by the U.S. government’s executive branch, the Federal Reserve cut rates three times in 2019. The consequences were felt throughout the course of the year and across financial markets. This loosening of monetary policy comes after four rate increases in 2018.  The Federal Reserve also restarted asset purchases in September of 2019. ~~It is difficult to predict the impact of these stimulative actions and any future rate movements on various markets. However, the Federal Reserve has communicated that it has less desire to cut rates further should the economy stay on its current path.~~ During Q1 2020, in response to the COVID-19 outbreak, the Federal Reserve shifted to a more dovish interest rate policy. Further interest rate cuts are likely to be considered during 2020. At this point, it is difficult to predict the impact of these stimulative actions and any future rate movements on various markets.

Outside of the U.S., low growth and inflation prompted more easing from central banks in 2019. The European Central Bank began injecting €20 billion a month into the economy after halting asset purchases at the end of 2018, while the Bank of Japan signaled they were open to further interest rate cuts in the future, and China’s slowing economic growth prompted the People’s Bank of China’s first loan rate cut in three years. These actions suppressed yields on fixed income assets globally and increased bond returns. It is possible that current monetary easing may reduce available tools for central banks to support future growth, particularly if the global economy were to fall into a recession.

Consumer spending in 2019 proved resilient, bolstered by strong employment figures, low interest rates, and falling oil prices, but business investment remained muted by trade uncertainties, notwithstanding low interest rates and increasing margin pressures that would typically drive investment into areas that can reduce long-run costs and/or increase productivity.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 13, 2020

An outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has subsequently been detected globally. This coronavirus has resulted in travel restrictions, closed some international borders, enhanced health screenings at ports of entry and elsewhere, disruptions of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. It is possible that public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty as of the date of this SAI.

It is impossible to predict the effects of these or similar events in the future on the Fund, though it is possible that these or similar events could have a significant adverse impact on the NAV and/or risk profile of the Fund.

ADDITIONAL INFORMATION ABOUT THE FUND

7.	Comment: In the second paragraph of the “Additional Information About the Fund” section, please clarify what the 80% investment policy is.

Response: The disclosure has been revised as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in emerging market debt, either directly or indirectly. The Fund’s 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed. The Fund’s investment objective may be changed without shareholder approval.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

8.	Comment: With regard to “Cash Transaction Risk,” please supplementally explain under what conditions the Fund intends to effect creations and redemptions for cash.

Response: Because market makers and Authorized Participants may not hold or wish to hold all fixed income instruments included in the Fund’s portfolio, the Registrant expects that a greater number of creation and redemption transactions may be effected as custom baskets and that certain instruments will be substituted in whole or in part with cash.

9.
Comment: To the extent that the Fund anticipates concentrating its investments in a particular geographic region, please disclose this in the Fund’s principal investment strategies and disclose a risk factor specific to that region.

Response: The Registrant notes that it has updated its Summary of Principal Risks and Further Discussion of Principal Risks disclosure to include “Risk of Investing in Brazil”,

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 13, 2020

“Risk of Investing in Chile”, “Risk of Investing in China”, “Risk of Investing in Colombia”, “Risk of Investing in India”, “Risk of Investing in Indonesia”, “Risk of Investing in Mexico”, “Risk of Investing in Peru”, “Risk of Investing in South Africa” and “Risk of Investing in Turkey” based on its anticipated concentration of investments in particular geographic regions.

Please do not hesitate to contact me at (215) 564-8027 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted, /s/ Mark A. Sheehan Mark A. Sheehan, Esquire

cc:	John Belanger, Esquire Senior Vice President, Head of Product Management Global X Management Company, LLC Eric S. Purple, Esquire Michael E. Schapiro, Esquire